January 20, 2011

VIA EDGAR CORRESPONDENCE

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	J.Crew Group, Inc. Amendment No. 1 to Schedule 13E-3 filed December 29, 2010 File No. 5-81886 Amendment No. 1 to Schedule 14A filed December 29, 2010 File No. 1-32927

Dear Ms. Kim,

On behalf of J.Crew Group, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 12, 2011 with respect to the above referenced Amendment No. 1 to the Schedule 13E-3 filed on December 29, 2010 (the “Amended Schedule 13E-3”) and the Revised Preliminary Schedule 14A filed on December 29, 2010 (the “Revised Proxy Statement”).

For your convenience, enclosed are copies of the second revised preliminary proxy statement (the “Second Revised Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Second Amended Schedule 13E-3”), each of which has been marked to show changes against the December 29, 2010 filing, that are being filed with the Commission today. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in the Revised Proxy Statement.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response.

Schedule 14A

Background of the Merger, page 16

1.	Please revise to update the background section to describe any negotiations or contacts since November 23, 2010, the date the merger agreement was executed. For example, we note an Associated Press article entitled, “J. Crew shares rise on report of possible bids,” dated January 5, 2011, which mentions that the issuer may have been approached by other bidders during the go-shop period.

Response: The disclosure in the section of the Second Revised Proxy Statement entitled “Special Factors—Background of the Merger,” has been updated to describe negotiations and contacts since November 23, 2010 in response to the Staff’s comment.

Opinion of Perella Weinberg..., page 32

Miscellaneous, page 38

2.	We note your response to comment 13 in our letter dated December 17, 2010. Please revise to disclose the fees to be paid upon termination.

Response: The disclosure in the section of the Second Revised Proxy Statement entitled “Special Factors—Opinion of Perella Weinberg, Financial Advisor to the Special Committee,” has been revised to disclose the fees to be paid upon termination in response to the Staff’s comment.

Analysis of Goldman Sachs, Financial Advisor to Parent, page 48

3.	We note your response to comment seven in our letter dated December 17, 2010; however, we reissue our comment. Please file and summarize the Goldman Sachs financial analyses dated October 4, 2010, September 23, 2010, September 13, 2010, August 31, 2010, July 19, 2010, June 3, 2010, May 20, 2010, and November 20, 2009.

Response: The disclosure in the Second Revised Proxy Statement entitled “Special Factors—Analysis of Goldman Sachs, Financial Advisor to Parent,” has been revised, and the disclosure in the section of the Second Revised Proxy Statement entitled “Special Factors—Analyses by Goldman Sachs for the Company,” has been inserted, in response to the Staff’s comment.

4.	Please revise to briefly describe the financial advisor’s qualifications, the method of selection and any material relationships during the past two years with either TPG, the Leonard Green entities, or the issuer, including any compensation received. Refer to Item 1015(b)(2) through (4) of Regulation M-A. We note that on page 18 you state that Goldman Sachs was not compensated by the Company for its financial analysis during the past several years; please revise to identify who paid for the various financial analyses.

Response: The disclosure in the section of the Second Revised Proxy Statement entitled “Special Factors—Background of the Merger” has been revised, and the disclosure in the section of the Second Revised Proxy Statement entitled “Special Factors—Analyses by Goldman Sachs for the Company,” has been inserted, in response to the Staff’s comment.

Prospective Financial Information, page 49

5.	Please revise to disclose the other projections: the September target model, the October five year projections, and the TPG preliminary forecasts. We note that you have only disclosed the November five year projections, which are materially different from the other projections.

Response: The disclosure in the sections of the Second Revised Proxy Statement entitled “Special Factors—Prospective Financial Information,” and “Special Factors—Analysis of Goldman Sachs, Financial Advisor to Parent” has been revised, in response to the Staff’s comment.

Rollover Financing, page 52

6.	Please revise to quantify the equity interest in Parent that of each of Mr. Drexler, TPG, the Leonard Green entities and any other member of management will receive. In addition, we note that shares of Class L common stock of Parent will have a preference that will initially be equal to the greater of $415 million and one-third of the total equity capitalization of Parent. Please revise to further describe and quantify each affiliate’s return in dollar value or equity interest.

Response: The disclosure in the sections of the Second Revised Proxy Statement entitled “Special Factors—Certain Effects of the Merger” and “Special Factors—Financing of the Merger—Rollover Financing,” has been revised in response to the Staff’s comment.

Common Stock Ownership..., page 90

7.	We note your response to comment 18 in our letter dated December 17, 2010; however, we reissue that part of our comment asking you to disclose the ownership information after the merger.

Response: The disclosure in the sections of the Second Revised Proxy Statement entitled “Special Factors—Certain Effects of the Merger” and “Common Stock Ownership of Management and Certain Beneficial Owners” has been updated to disclose the beneficial ownership information after the merger in response to the Staff’s comment.

*                    *                     *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Daniel S. Sternberg at (212) 225-2630 or Matthew P. Salerno at (212) 225-2742.

Very truly yours,

/s/ Daniel S. Sternberg
Daniel S. Sternberg

/s/ Matthew P. Salerno
Matthew P. Salerno

cc:	Scott A. Barshay, Esq.

Thomas E. Dunn, Esq.

Cravath, Swaine & Moore LLP

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Alfred O. Rose, Esq.

Julie H. Jones, Esq.

Ropes & Gray LLP

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Jack H. Nusbaum, Esq.

Adam M. Turteltaub, Esq.

Willkie Farr & Gallagher LLP

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Howard A. Sobel, Esq.

Jason H.Silvera, Esq.

Latham & Watkins LLP

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